Annual Shareholder Meeting Results:

The Funds held their annual meetings of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

Income Strategy II:

								Withheld
					Affirmative 		Authority
Election of James A. Jacobson*
Class II to serve until 2012 		     2,872 		  2,331
Re-election of Hans W. Kertess
Class III to serve until 2013 		43,272,180 	      1,852,807
Re-election of John C. Maney+
Class III to serve until 2013 		43,271,208 	      1,853,779
Election of Alan Rappaport*
Class I to serve until 2011 		     2,868 		  2,335

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica and William B. Ogden, IV, continued to serve as Trustees of Income Strategy II.

* Preferred Shares Trustee
+ Interested Trustee